UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF

1934

Date of Report (Date of earliest event reported): July 7, 2015

TIER REIT, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Maryland	000-51293	68-0509956
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

17300 Dallas Parkway, Suite 1010, Dallas, Texas

75248

(Address of principal executive offices)

(Zip Code)

(972) 483-2400

(Registrant’s telephone number, including area code)

None

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐    Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐    Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐    Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☒          Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02              Results of Operations and Financial Condition

On July 7, 2015, TIER REIT, Inc. (the “Company”) released supplemental information regarding its financial results and operations for the quarter ended March 31, 2015, by posting to its website its First Quarter 2015 Supplemental Operating and Financial Data, which is included as Exhibit 99.1 to this report and is incorporated herein by reference.

The information included in this Item 2.02, including Exhibit 99.1, is being furnished pursuant to Item 2.02 of Form 8-K and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to liabilities of that section, nor shall the information be deemed incorporated by reference into any filing under the Securities Act of 1933, as amended (the “Securities Act”), or the Exchange Act.

Item 7.01              Regulation FD Disclosure

Attached to this Form 8-K as Exhibit 99.2 is a letter to stockholders issued by the Company on July 7, 2015, announcing the Company’s expectation to list its common stock on the New York Stock Exchange (the “NYSE”) under the ticker symbol “TIER” on or about July 23, 2015, with completion of the expected listing subject to certain conditions.  A copy of the materials the Company intends to use in investor presentations beginning July 13, 2015, is attached to this Form 8-K as Exhibits 99.3 and 99.4. These materials and a video of a presentation to the investment community are available on the Company’s website at www.tierreit.com.

On July 7, 2015, the Company issued a press release with respect to the appointment of Richard I. Gilchrist as Chairman of the Board.  A copy of the press release is attached as Exhibit 99.5 to this Form 8-K.

The information in this Item 7.01, including Exhibits 99.2, 99.3, 99.4 and 99.5, is being furnished pursuant to Item 7.01 of Form 8-K and shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or otherwise subject to the liabilities of that section, nor shall the information be deemed incorporated by reference in any filing under the Securities Act or the Exchange Act.

Item 8.01              Other Events

In conjunction with the expected NYSE listing on or about July 23, 2015, the Company also announced today that it expects to commence a modified “Dutch Auction” tender offer (subject to all appropriate filings with the Securities and Exchange Commission (the “SEC”)) to purchase shares of its common stock. The Company expects to allow stockholders to tender all or a portion of their shares, but if the tender offer is oversubscribed, shares will be accepted on a prorated basis. The Company anticipates funding the expected tender offer and all related fees and expenses with available cash and/or borrowings available under its existing credit facility.  Tender offer documents with information about this expected tender offer, including detailed instructions on how to tender shares will be published and mailed to all stockholders of record when the tender offer commences.

Important Information

This Current Report on Form 8-K is for informational purposes only and is not an offer to buy or the solicitation of an offer to sell any securities of the Company. The tender offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials that the Company intends to distribute to its stockholders and file with the SEC. The full details of the tender offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal and other related materials, which the Company will distribute to stockholders and file with the SEC upon commencement of the expected tender offer. If the tender offer is commenced as expected, stockholders will be urged to carefully read the offer to purchase, the letter of transmittal and other related materials when they become available, as they will contain important information, including the terms and conditions of the tender offer. If the tender offer is commenced as expected, stockholders will be able to obtain free copies of the offer to purchase, the letter of transmittal and other related materials that the Company files with the SEC at the SEC’s website at www.sec.gov or by calling the information agent for the contemplated tender offer, which will be identified in the materials filed with the SEC at the commencement of the expected tender offer. In addition, stockholders will be able to obtain free copies of the Company’s filings with the SEC from the Company’s website at www.tierreit.com/ir.

Forward Looking Statements

This Current Report on Form 8-K contains forward-looking statements relating to the business and financial outlook of TIER REIT, Inc. that are based on the Company’s current expectations, estimates, forecasts and projections and are not guarantees of future performance. These forward-looking statements include discussion and analysis of the financial condition of the Company and its subsidiaries, including its ability to rent space on favorable terms, its ability to address debt maturities and fund its capital requirements, its intentions to sell certain properties, the value of its assets, its anticipated capital expenditures, the amount and timing of any anticipated future cash distributions to its stockholders, and other matters.  Words such as “may,” “anticipates,” “expects,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “would,” “could,” “should,” “objectives,” “strategies,” “goals,” and variations of these words and similar expressions are intended to identify forward-looking statements. Actual results may differ materially from those expressed in these forward-looking statements, and stockholders should not place undue reliance on any such statements. Factors that could cause actual results to vary materially from those expressed in forward-looking statements include changes in real estate conditions and in the capital markets, the Company’s ability to complete the listing of its shares of common stock on the NYSE in a timely manner or at all, the Company’s ability to complete the anticipated tender offer in a timely manner or at all, the price at which shares of the Company’s common stock may trade on the NYSE, which may be higher or lower than the purchase price in the anticipated tender offer, as well as the risk factors included in the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014 and Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2015. Forward-looking statements in this Current Report on Form 8-K speak only as of the date on which such statements were made, and the Company undertakes no obligation to update any such statements that may become untrue because of subsequent events.

Item 9.01              Financial Statements and Exhibits

(d)           Exhibits.

Exhibit No.	Description

99.1	Supplemental Operating and Financial Data for the quarter ended March 31, 2015
99.2	Letter to Stockholders, dated July 7, 2015
99.3	Investor Presentation
99.4	Portfolio Summary
99.5	Press Release, dated July 7, 2015

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

TIER REIT, INC.

Dated: July 7, 2015	By:	/s/ Telisa Webb Schelin
Telisa Webb Schelin
Chief Legal Officer, Executive Vice President
& Secretary

Exhibit Index

Exhibit No.	Description

99.1	Supplemental Operating and Financial Data for the quarter ended March 31, 2015
99.2	Letter to Stockholders, dated July 7, 2015
99.3	Investor Presentation
99.4	Portfolio Summary
99.5	Press Release, dated July 7, 2015